Exhibit 3(i)

BARBARA K. CEGAVSKE

Secretary of State

202 North Carson Street

Carson City, Nevada 89701-4201

(775) 684-5708

Website: www.nvsos.gov

	Filed in the office of	Document Number 20170439169-82
Certificate of Amendment	/s/ Barbara K. Cegavske	Filing Date and Time
(PURSUANT TO NRS 78.385 and 78.390)	Barbara K. Cegavske	10/17/2017 10:30 AM
	Secretary of State	Entity Number
	State of Nevada	E0663022012-1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of Corporation:

DTHERA SCIENCES

2. The articles have been amended as follows:

The existing Article III should be deleted and replaced in its entirety with the following:

ARTICLE III

CAPITAL STRUCTURE

Section 1. Authorized Capital. The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock ("Common Stock") and Preferred Stock ("Preferred Stock"). The total number of shares of Common Stock that the Corporation shall have authority to issue is Six Hundred Million (600,000,000). The total number of shares of Preferred Stock the Corporation shall have authority to issue is Twenty Million (20,000,000). The common stock shall have a par value of $0.001 and the Preferred Stock shall have a par value of $0.001 (continued below).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:         24,725,042 (53.93%)

4. Effective date and time of filing:      Date:                          Time:

5. Signature:

/s/ Edward Cox

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

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Section 2. Common Stock. The Common Stock of the Corporation shall be non assessable and shall have the following powers, rights, qualifications, limitations and restrictions.

1. The holders of the Common Stock shall be entitled to one vote for each share of Common Stock held by them of record at the time for determining the holders thereof entitled to vote.

2. After the requirements with respect to the preferential dividends of Preferred Stock, if any, shall have been met and after this Corporation shall comply with the requirements, if any, with respect to the setting aside of funds as sinking funds or redemption or purchase accounts and subject further to any other conditions which may be affixed in accordance with the provisions hereof, then but not otherwise, the holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors; and

3. After distribution in full of the preferential amount, if any, to be distributed to the holders of Preferred Stock in the event of a voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of this Corporation, the holders of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation, tangible and intangible, of whatever kind available for distribution to stock holders, ratably in proportion to the number of shares of Common Stock held by each.

Section 3. Preferred Stock. The Corporation, by resolution of its Board of Directors, may divide and issue the Preferred Stock in series. Preferred Stock of each series when issued shall be designated to distinguish them from the shares of all other series. The Board of Directors is hereby expressly vested with the authority to divide the class of Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the Nevada Revised Statutes in respect to the following:

1.       The number of shares to constitute such series, and the distinctive designations thereof;

(a) The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

(b) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in event of involuntary liquidation;

(d) The amount payable upon shares in event of voluntary liquidation;

(e) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(f) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(g) Voting powers, if any; and

(h) Any other relative rights and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any future series shall be subject.

Section 4.. Assessment and Consideration The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

Section 5. Issuance of Additional Stock. Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefore shall be conclusive and, upon the receipt of said consideration, when issued shall be fully paid and nonassessable shares.

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